June 15, 2006
Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HSBC Home Equity Loan Corporation I
HSBC Home Equity Loan Corporation II
Amendment No. 1 to Registration Statement on Form S-3
Filed May 25, 2006
File No. 333-132348 (the “Registration Statement”)
Mr. Webb:
     Thank you for your comments dated June 8, 2006 on the Registration Statement of HSBC Home Equity Loan Corporation I and HSBC Home Equity Loan Corporation II (the “Registrants”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.
     Each of your comments is repeated below, followed by our response. In some cases, we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the base prospectus and prospectus supplements that accompany this letter.
     In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.
Registration Statement on Form S-3
General
1.	We note your response to prior comment 1. Please delete reference to “other types of assets, as described in the related prospectus” on the cover page and page 9 of the base prospectus. In addition, please delete any other similar phrases that remain in the prospectus.

We have made the requested revisions to the base prospectus.
Important Notice about Information Presented in the Prospectus . . ., page S-i
2.	We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

We note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. We have revised page S-i of both forms of prospectus supplement accordingly.
Summary, page S-3
3.	Please add a heading for “Originators” above your bracketed disclosure at the bottom of the page.

We have made the requested revision to page S-2 of both forms of prospectus supplement.
Realized Losses, page S-11
4.	Please tell us what will happen to realized losses if they will not be allocated to the notes.

We have revised pages S-8, S-42 and S-43 of the form of prospectus supplement relating to notes to clarify that, while losses that are not covered by excess interest or overcollateralization will not be allocated to reduce the principal amount of the notes, such losses will result in undercollateralization and, to the extent that future excess interest is not sufficient to eliminate the undercollateralization, the remaining assets of the related trust are unlikely to be sufficient to support all required payments of interest and principal on the notes.
Optional Substitution, page S-11
5.	Please provide additional support for your belief that the substitution of pool assets “at any time” is consistent with Regulation AB and has been approved by the Commission. In addition, please tell us the purpose of this feature and under what circumstances it would be used. Alternatively, please delete reference to optional substitution throughout the registration statement.

We have deleted the references to optional substitution throughout the Registration Statement.

The Depositor, page S-25
6.	We note that you have added a co-registrant, HSBC Home Equity Loan Corporation II. Please revise this section, the cover page, the summary and elsewhere as appropriate, to reflect this change. Note that information required by Item 1106 of Regulation AB must be provided for each depositor.

As noted in our previous response, we have added HSBC Home Equity Loan Corporation II as a co-registrant under the Registration Statement. We anticipate that HSBC Home Equity Loan Corporation I will be the depositor for each offering of asset-backed notes and that HSBC Home Equity Loan Corporation II will be the depositor for each offering of asset-backed certificates. We have added disclosure to this effect on page 6 of the base prospectus. Accordingly, we have named HSBC Home Equity Loan Corporation I and HSBC Home Equity Loan Corporation II in the respective forms of prospectus supplement. We hereby confirm that we will provide the information required by Item 1106 of Regulation AB for the entity named as the depositor for each takedown.
Base Prospectus
Cross Support, page 51
7.	We note the first sentence of the second paragraph of this section indicates that credit support for the offered securities of one issuing entity may cover the offered securities of one or more other issuing entities. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

We hereby confirm that we do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust. Accordingly, we have deleted this paragraph from page 38 of the base prospectus.
Financial Instruments, page 52
8.	Please revise to delete the phrase “or similar financial instruments” from the first sentence of this section.

We have made the requested revision to page 39 of the base prospectus.
Yield and Prepayment Considerations, page 64
9.	Please revise the third full paragraph on this page to delete the phrase “or otherwise.”

We have made the requested revision to page 48 of the base prospectus.

     We would like to execute the first transaction under the Registration Statement as soon as possible and intend to file an acceleration request with the Commission early next week. I would appreciate an opportunity to discuss any of these responses with you if you believe that they require further clarification or if such discussion would otherwise facilitate the effectiveness of the filing. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at
(847) 564-6153.

Sincerely,

Mick Forde
Enclosures
cc: Stephen B. Esko